Exhibit 99.1
Triple-S Management Corporation
1441 F.D. Roosevelt Ave.
San Juan, PR 00920
www.triplesmanagement.com

FOR FURTHER INFORMATION:

AT THE COMPANY:	INVESTOR RELATIONS:
Alan Cohen	Kathy Waller
Chief Marketing & Communications Officer	AllWays Communicate, LLC
(787) 706-2570	(312) 543-6708

Triple-S Management Corporation Reports Results for Fourth Quarter 2013

SAN JUAN, Puerto Rico, February 11, 2014 – Triple-S Management Corporation (NYSE:GTS), the leading managed care company in Puerto Rico, today announced consolidated revenues of $587.7 million and a consolidated net loss of $1.7 million for the three months ended December 31, 2013. Net income for the year was $54.3 million, or $1.95 per diluted share, compared with $54.0 million, or $1.90 per diluted share, in 2012. Pro-forma net income was $37.8 million, or $1.36 per diluted share, compared with $49.6 million, or $1.74 per diluted share, in 2012.

Quarterly Consolidated Highlights

•	Total consolidated operating revenues were $588.0 million;
•	Consolidated operating loss was $3.2 million;
•	Consolidated loss ratio was 85.5%;
•	Medical loss ratio (MLR) was 89.4%;
•	Managed Care member month enrollment increased 28.1% year over year;
•	Medicaid self-insured member month enrollment was up 60.3% from the prior year;
•	Medicare member month enrollment fell 7.4% compared with the year-ago period.

Ramón Ruiz-Comas, President and CEO of Triple-S Management Corporation commented, "Reflecting several challenges within our Managed Care segment, the Company’s quarterly and full-year financial results were below expectations.  Management is disappointed with this performance. The Commercial business incurred a net loss in the fourth quarter, which had historically been one of the most profitable in any given calendar year. In the period, the Commercial business experienced unexpectedly high utilization of preventive care services, including vaccinations, an outbreak of dengue fever and influenza, increased costs in specialty drugs, and continued losses in the U.S. Virgin Islands.  While the Medicare Advantage (MA) segment demonstrated improvement in 2013, its performance deteriorated in the fourth quarter substantially due to unfavorable prior period reserve developments.  Furthermore, the Managed Care business experienced an ongoing reduction in overall premiums due to membership losses, largely reflecting employee attrition.”

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Mr. Ruiz-Comas continued, “Several challenges still lie ahead, including the miSalud request for proposal (RFP) issued by the Government late last week, which incorporates a change to an at-risk model effective July 1, 2014, the impact of all recent regulations in the industry and taxes, continued pricing pressure in the Commercial segment stemming from heavy competition, and the unknown effect that the recent downgrade on Puerto Rico Government debt may have on the economy. Given these challenges, we believe that it is not prudent to provide 2014 guidance at this time.”

“In an effort to improve overall financial performance, the Company is embarking on a comprehensive strategic review of its businesses and processes, and management is taking immediate corrective steps. In the Commercial business, Triple-S will review its underwriting and pricing taking into account the latest trends in utilization and cost, implement new approaches and solutions to reduce specialty pharmacy costs, and revamp the U.S. Virgin Islands business model to ensure future profitability. Within MA, we will transfer pharmacy benefit management of the Triple-S MA portfolio to Abarca Health, seek an increase in MA membership by continuing to enroll new dual members throughout the year, continue the transition to a pay-for-performance physician model, and integrate the newly acquired Pharmacy Insurance Company of America (PICA) Part D portfolio, which had approximately 6,000 lives as of January 1, 2014,” Mr. Ruiz-Comas concluded.

Selected Quarterly Details

•	Pro Forma Net Income Was $1.3 Million, or $0.05 Per Diluted Share. Weighted average shares outstanding were 27.4 million. This compares with pro forma net income of $15.2 million, or $0.53 per diluted share, in the corresponding quarter of 2012, based on weighted average shares outstanding of 28.4 million.

•	Managed Care Membership. Our Managed Care membership increased by 27.1% year over year, reflecting the addition of the three new Medicaid (miSalud) regions effective October 1, 2013. Medicaid membership (all self-funded) increased 58.6%, to 1,420,371. Medicare membership decreased 8.1% year over year, to 112,839. Fully-insured and self-funded Commercial membership declined by 7.0% and 6.5%, respectively.

•	Consolidated Premiums Fell 2.6%, to $543.8 Million. The decrease in consolidated premiums was principally due to lower Managed Care premiums, resulting from lower Medicare and Commercial fully-insured member month enrollment.

•	Administrative Service Fees Increased 10.9%, to $30.6 Million. The higher service fee income reflects the addition of the three new Medicaid regions offset, in part, by the lower per-member, per-month fees agreed upon in the new miSalud contract that became effective July 1, 2013.

•	Managed Care MLR Increased 290 Basis Points, to 89.4%. The increased MLR primarily reflects higher utilization and cost trends in the Commercial sector due to an outbreak of dengue fever and influenza, increased costs in specialty drugs, greater utilization of preventive care services, including vaccinations, and higher utilization and costs in the U.S. Virgin Islands business.

•	Consolidated Loss Ratio Increased 260 Basis Points, to 85.5%. The higher consolidated loss ratio mainly reflects the 290-basis-point increase in the Managed Care MLR. The loss ratio of the Property and Casualty segment increased by 740 basis points, while the loss ratio of the Life Insurance segment decreased by 170 basis points.

•	Consolidated Operating Expense Ratio Rose 220 Basis Points, to 22.0%. The higher consolidated operating expense ratio was largely due to the combination of decreased premiums and increased operating expenses, including expenses related to the addition of the three new miSalud ASO regions, a $2.4 million goodwill impairment charge related to the acquisition of a controlling interest in a health clinic, and premium taxes that became effective July 1, 2013.

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•	Consolidated Operating Income Declined 115.0%, to a Loss of $3.2 Million. The decrease in operating income primarily reflects the effect of the increased utilization in the Managed Care segment and increased operating expenses, resulting in a 400-basis-point decrease in the consolidated operating margin.

	Pro Forma Net Income
(Unaudited)	Three months ended December 31,		Year ended December 31,
(dollar amounts in millions)	2013	2012	2013	2012
Net income (loss)	$(1.7)	$17.8	$54.3	$54.0
Less pro forma adjustments:
Net realized investment gains (losses), net of tax	(0.6)	2.6	2.2	4.4
Goodwill impairment charge	(2.4)	-	(2.4)
Special Distribution received Puerto Rico Joint Underwriting Association	-	-	12.8	-
Guaranty Fund assessment	-	-	(1.0)	-
Additional year-to-date current income tax expense after change in enacted tax rate	-	-	(2.8)	-
Deferred tax benefit related to change in enacted tax rate	-	-	7.7	-
Pro forma net income	$1.3	$15.2	$37.8	$49.6
Diluted pro forma net income per share	$0.05	$0.53	$1.36	$1.74

Twelve-Month Recap

For the 12 months ended December 31, 2013, consolidated operating revenues decreased 2.3%, to $2.4 billion, primarily reflecting lower member month enrollment in the Medicare and Commercial sectors of the Managed Care segment. Consolidated claims incurred for the 12-month period were $1.8 billion, down 4.5% year over year. The 12-month consolidated loss ratio decreased 170 basis points, to 83.5%, and the MLR fell 190 basis points, to 86.9%.  This decline was driven by lower utilization and cost trends in the Medicare business, primarily at American Health. Consolidated operating expenses for the 12 months ended December 31, 2013 were $477.4 million and the operating expense ratio was 20.7%. Pro forma net income for the 12-month period was $37.8 million, or $1.36 per diluted share, based on weighted average shares outstanding of 27.8 million, compared with $49.6 million, or $1.74 per diluted share, based on weighted average shares outstanding of 28.5 million at the same time last year.

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Segment Performance

Triple-S Management operates in three segments: 1) Managed Care, 2) Life Insurance, and 3) Property and Casualty Insurance. Management evaluates performance based primarily on the operating revenues and operating income of each segment. Operating revenues include premiums earned, net, administrative service fees and net investment income.  Operating costs include claims incurred and operating expenses. The Company calculates operating income or loss as operating revenues minus operating expenses. Operating margin is defined as operating income or loss divided by operating revenues.  The adjusted medical loss ratio accounts for subsequent adjustments to estimates, such as MA premium adjustments and prior period reserve developments, and presents them in the corresponding period.

(Unaudited)	Three months ended December 31,				Year ended December 31,
(dollar amounts in millions)	2013	2012	Percentage Change		2013	2012	Percentage Change
Premiums earned, net:
Managed Care:
Commercial	$229.9	$235.1	(2.2%)		$935.8	$960.0	(2.5%)
Medicare	254.8	265.5	(4.0%)		1,033.5	1,073.5	(3.7%)
Total Managed Care	484.7	500.6	(3.2%)		1,969.3	2,033.5	(3.2%)
Life Insurance	34.3	32.2	6.5%		130.6	124.7	4.7%
Property and Casualty	25.4	26.0	(2.3%)		100.3	97.7	2.7%
Other	(0.6)	(0.6)	(0.0%)		(2.5)	(2.5)	0.0%
Consolidated premiums earned, net	$543.8	$558.2	(2.6%)		$2,197.7	$2,253.4	(2.5%)
Operating revenues:
Managed Care	$520.7	$534.1	(2.5%)		$2,098.5	$2,164.7	(3.1%)
Life Insurance	40.2	37.7	6.6%		152.8	145.5	5.0%
Property and Casualty	27.6	28.1	(1.8%)		108.6	106.6	1.9%
Other	(0.5)	(0.6)	16.7%		(1.5)	(2.2)	(31.8%)
Consolidated operating revenues	$588.0	$599.3	(1.9%)		$2,358.4	$2,414.6	(2.3%)
Operating income:
Managed Care	$(7.7)	$13.7	(156.2%)		$33.4	$47.0	(28.9%)
Life Insurance	4.7	4.2	11.9%		16.2	16.7	(3.0%)
Property and Casualty	1.2	2.7	(55.6%)		2.2	6.8	(67.6%)
Other	(1.4)	0.4	450.0%		(5.1)	(0.9)	466.7%
Consolidated operating income	$(3.2)	$21.0	(115.2%)		$46.7	$69.6	(32.9%)
Operating margin:
Managed Care	(1.5%)	2.6%	-410	bp	1.6%	2.2%	-60	bp
Life Insurance	11.7%	11.1%	60	bp	10.6%	11.5%	-90	bp
Property and Casualty	4.3%	9.6%	-530	bp	2.0%	6.4%	-440	bp
Consolidated	(0.5%)	3.5%	-400	bp	2.0%	2.9%	-90	bp
Depreciation and amortization expense	$7.8	$6.3	23.8%		$25.6	$24.2	5.8%

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Managed Care Additional Data	Three months ended December 31,		Twelve months ended December 31,
(Unaudited)	2013	2012	2013	2012
Member months enrollment:
Commercial:
Fully-insured	1,347,461	1,441,749	5,503,281	5,817,009
Self-insured	630,401	674,327	2,595,162	2,681,962
Total Commercial	1,977,862	2,116,076	8,098,443	8,498,971
Medicare:
Medicare Advantage	316,804	343,151	1,274,652	1,354,301
Stand-alone PDP	24,566	25,478	97,496	101,675
Total Medicare	341,370	368,629	1,372,148	1,455,976
Medicaid - Self-insured	4,271,181	2,676,176	12,260,349	10,562,571
Total member months	6,590,413	5,160,881	21,730,940	20,517,518
Claim liabilities (in millions)	$282.9	$284.8
Days claim payable	60	58
Premium PMPM:
Managed Care	$287.00	$276.52	$286.43	$279.60
Commercial	170.62	163.07	170.04	165.03
Medicare	746.40	720.24	753.20	737.31

Medical loss ratio	89.4%	86.5%	86.9%	88.8%
Commercial	91.4%	86.6%	89.5%	88.6%
Medicare Advantage	87.4%	86.6%	84.4%	88.9%
Stand-alone PDP	90.8%	40.4%	88.9%	74.3%

Adjusted medical loss ratio	89.5%	87.8%	86.9%	86.2%
Commercial	91.1%	87.0%	89.4%	87.7%
Medicare Advantage	87.7%	88.4%	84.4%	88.8%
Stand-alone PDP	93.6%	84.9%	88.8%	81.2%
Operating expense ratio:
Consolidated	22.0%	19.8%	20.7%	18.0%
Managed Care	18.4%	16.5%	17.0%	14.5%

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Managed Care Membership by Segment	As of December 31,
	2013	2012
Members:
Commercial:
Fully-insured	445,098	478,784
Self-insured	209,631	224,288
Total Commercial	654,729	703,072
Medicare:
Medicare Advantage	104,655	114,249
Stand-alone PDP	8,184	8,492
Total Medicare	112,839	122,741
Medicaid - Self-insured	1,420,371	895,301
Total members	2,187,939	1,721,114

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Conference Call and Webcast

Management will host a conference call and webcast on February 11, 2014 at 8:00 a.m., Eastern Time to discuss its financial results for the three months ended December 31, 2013.  To participate, callers within the U.S. and Canada should dial 1-877-941-6009, and international callers should dial 1-480-629-9819 about five minutes before the presentation.

To listen to the webcast, participants should visit the “Investor Relations” section of the Company’s Web site at www.triplesmanagement.com several minutes before the event is broadcast and follow the instructions provided to ensure they have the necessary audio application downloaded and installed.  This program is provided at no charge to the user.  An archived version of the call, also located on the “Investor Relations” section of Triple-S Management’s Web site, will be available about two hours after the call ends and for at least the following two weeks.  This news release, along with other information relating to the call, will be available on the “Investor Relations” section of the Web site.

About Triple-S Management Corporation

Triple-S Management Corporation is an independent licensee of the Blue Cross Blue Shield Association.  It is the leading player in the managed care industry in Puerto Rico.  Triple-S Management also has the exclusive right to use the Blue Cross Blue Shield name and mark throughout Puerto Rico and the U.S. Virgin Islands.  With more than 50 years of experience in the industry, Triple-S Management offers a broad portfolio of managed care and related products in the Commercial and Medicare Advantage markets under the Blue Cross Blue Shield marks.  In addition to its managed care business, Triple-S Management provides non-Blue Cross Blue Shield branded life and property and casualty insurance in Puerto Rico.

For more information about Triple-S Management, visit www.triplesmanagement.com or contact kwaller@allwayscommunicate.com.

Forward-Looking Statements

This document contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include information about possible or assumed future sales, results of operations, developments, regulatory approvals or other circumstances.  Sentences that include “believe”, “expect”, “plan”, “intend”, “estimate”, “anticipate”, “project”, “may”, “will”, “shall”, “should” and similar expressions, whether in the positive or negative, are intended to identify forward-looking statements.

All forward-looking statements in this news release reflect management’s current views about future events and are based on assumptions and subject to risks and uncertainties.  Consequently, actual results may differ materially from those expressed here as a result of various factors, including all the risks discussed and identified in public filings with the U.S. Securities and Exchange Commission (SEC).

In addition, the Company operates in a highly competitive, constantly changing environment, influenced by very large organizations that have resulted from business combinations, aggressive marketing and pricing practices of competitors, and regulatory oversight.  The following factors, if markedly different from the Company’s planning assumptions (either individually or in combination), could cause Triple-S Management’s results to differ materially from those expressed in any forward-looking statements shared here:

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•	Trends in health care costs and utilization rates
•	Ability to secure sufficient premium rate increases
•	Competitor pricing below market trends of increasing costs
•	Re-estimates of policy and contract liabilities
•	Changes in government laws and regulations of managed care, life insurance or property and casualty insurance
•	Significant acquisitions or divestitures by major competitors
•	Introduction and use of new prescription drugs and technologies
•	A downgrade in the Company’s financial strength ratings
•	A downgrade in the Government of Puerto Rico’s debt
•	Litigation or legislation targeted at managed care, life insurance or property and casualty insurance companies
•	Ability to contract with providers consistent with past practice
•	Ability to successfully implement the Company’s disease management, utilization management and Star ratings programs
•	Ability to maintain Federal Employer, Medicare and Medicaid contracts
•	Volatility in the securities markets and investment losses and defaults
•	General economic downturns, major disasters, and epidemics

This list is not exhaustive.  Management believes the forward-looking statements in this release are reasonable.  However, there is no assurance that the actions, events or results anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on the Company’s results of operations or financial condition.  In view of these uncertainties, investors should not place undue reliance on any forward-looking statements, which are based on current expectations.  In addition, forward-looking statements are based on information available the day they are made, and (other than as required by applicable law, including the securities laws of the United States) the Company does not intend to update or revise any of them in light of new information or future events.

Readers are advised to carefully review and consider the various disclosures in the Company’s SEC reports.

-FINANCIAL TABLES ATTACHED-

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Condensed Consolidated Balance Sheets
(Dollar amounts in thousands, except per share data)

	Unaudited December 31, 2013	December 31, 2012
Assets

Investments	$1,308,651	$1,280,644
Cash and cash equivalents	74,356	89,564
Premium and other receivables, net	270,745	292,197
Deferred policy acquisition costs and value of business acquired	177,289	168,657
Property and equipment, net	89,086	92,423
Other assets	124,473	135,859

Total assets	$2,044,600	$2,059,344

Liabilities and Stockholders’ Equity

Policy liabilities and accruals	$935,529	$922,393
Accounts payable and accrued liabilities	236,204	243,533
Short-term borrowings	-	30,000
Long-term borrowings	89,302	101,271

Total liabilities	1,261,035	1,297,197

Stockholders’ equity:
Common stock	27,469	28,365
Other stockholders’ equity	756,274	733,542

Total Triple-S Management Corporation stockholders’ equity	783,743	761,907

Non-controlling interest in consolidated subsidiary	(178)	240

Total stockholders’ equity	783,565	762,147

Total liabilities and stockholders’ equity	$2,044,600	$2,059,344

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Condensed Consolidated Statements of Earnings
(Dollar amounts in thousands, except per share data)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	Unaudited 2013	Unaudited 2012	Unaudited 2013	2012
Revenues:
Premiums earned, net	$543,783	$558,197	$2,197,653	$2,253,354
Administrative service fees	30,577	27,637	108,680	110,110
Net investment income	12,539	12,441	47,288	46,790
Other operating revenues	1,140	998	4,778	4,356

Total operating revenues	588,039	599,273	2,358,399	2,414,610

Net realized investment gains (losses)	(818)	3,040	2,587	5,197
Other income, net	485	682	15,263	2,196

Total revenues	587,706	602,995	2,376,249	2,422,003

Benefits and expenses:
Claims incurred	465,075	462,471	1,834,325	1,919,859
Operating expenses	126,117	115,795	477,363	425,173

Total operating costs	591,192	578,266	2,311,688	2,345,032

Interest expense	2,285	2,418	9,474	10,599

Total benefits and expenses	593,477	580,684	2,321,162	2,355,631

Income before taxes	(5,771)	22,311	55,087	66,372

Income tax expense (benefit)	(3,774)	4,610	1,219	12,472

Net income (loss)	(1,997)	17,701	53,868	53,900

Less: Net loss attributable to the non-controlling interest	262	67	418	132

Net income (loss) attributable to TSM	$(1,735)	$17,768	$54,286	$54,032

Earnings per share attributable to TSM:

Basic net income (loss) per share	$(0.06)	$0.63	$1.96	$1.90
Diluted earnings (loss) per share	$(0.06)	$0.63	$1.95	$1.89

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Condensed Consolidated Statements of Cash Flows
(Dollar amounts in thousands, except per share data)

	For the Year Ended
	December 31,
	Unaudited 2013	2012

Net cash provided by operating activities	$112,948	$109,720

Cash flows from investing activities:
Proceeds from investments sold or matured:
Securities available for sale:
Fixed maturities sold	160,978	116,718
Fixed maturities matured/called	96,597	141,266
Equity securities sold	132,433	53,120
Securities held to maturity:
Fixed maturities matured/called	1,440	11,635
Acquisition of investments:
Securities available for sale:
Fixed maturities	(323,003)	(313,188)
Equity securities	(132,543)	(98,095)
Securities held to maturity:
Fixed maturities	(1,325)	(1,639)
Other investments	(512)	(206)
Net inflows (outflows) from policy loans	(313)	146
Acquisition of business, net of cash acquired of $4,618 and $816 in the year ended December 31, 2013 and 2012	(4,795)	(2,685)
Net capital expenditures	(11,809)	(12,078)

Net cash used in investing activities	(82,852)	(105,006)

Cash flows from financing activities:
Change in outstanding checks in excess of bank balances	15,123	(19,841)
Net change in short-term borrowings	(30,000)	30,000
Repayments of long-term borrowings	(11,969)	(26,955)
Repurchase and retirement of common stock	(18,250)	(2,299)
Proceeds from exercise of stock options	-	316
Proceeds from policyholder deposits	9,212	39,709
Surrenders of policyholder deposits	(9,420)	(7,059)

Net cash (used in) provided by financing activities	(45,304)	13,871

Net (decrease) increase in cash and cash equivalents	(15,208)	18,585

Cash and cash equivalents, beginning of period	89,564	70,979

Cash and cash equivalents, end of period	$74,356	$89,564

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